UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT:

June 7, 2019

____________________

NEOVOLTA INC.

(Exact Name of Registrant as specified in its charter)

Nevada	82-5299263
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

13370 Kirkham Way Poway, CA	92064
(Address of principal executive offices)	(zip code)

(858) 265-9347

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

NeoVolta Inc. (“we”, “our” or the "Company"), is filing this current report, pursuant to Regulation A. The purpose of this Form 1-U is to report the following recent events: (a) Release of the Company’s quarterly unaudited financial statements for the period ended March 31, 2019; (b) Amendments made to certain terms of the Company’s convertible notes payable; and (c) Relocation of the Company’s principal executive office. Each of these reportable events is discussed in further detail below.

(a)

Quarterly Financial Statements

The purpose of this section of the Form 1-U is to report the Company’s unaudited financial statements as of March 31, 2019 and for the nine-month period then ended. This report consists of two sub-sections, which are headed as follows: (i) Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 2; and (ii) Index to Unaudited Financial Statements, beginning on page 5. You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Current Report.

This report contains forward-looking statements, which reflect our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this report and are subject to a number of risks, uncertainties and assumptions described under the section entitled “Risk Factors” in our offering circular filed March 27, 2019 (which can be found at: https://www.sec.gov/Archives/edgar/data/1748137/000139390519000091/neov_253g2.htm). Forward-looking statements are identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. Examples of our forward-looking statements include:

•

our ability to obtain additional funding to develop and market our products;

•

the need to obtain regulatory approval of our products;

•

our ability to market our products;

•

market acceptance of our product;

•

competition from existing products or new products that may emerge;

•

potential product liability claims;

•

our dependency on third-party manufacturers to supply or manufacture our products;

•

our ability to establish or maintain collaborations, licensing or other arrangements;

•

our ability and third parties’ abilities to protect intellectual property rights;

•

our ability to adequately support future growth; and

•

our ability to attract and retain key personnel to manage our business effectively.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment.

Management's Discussion and Analysis of Financial Condition

and Results of Operations

Overview

We are a designer, manufacturer, and seller of high-end Energy Storage Systems (or ESS), which can store and use energy via batteries and an inverter at a residential site. Our market place is the solar industry, installers, new construction homebuilders, home remodelers, and homeowners. Our NV14 ESS provides hybrid (120V / 240V) inverter and battery power, efficiency, and operating options, using Lithium Iron Phosphate (LiFe(PO4)) batteries that have high Depth of Discharge (DoD) cycles (4,000 cycles at 80% DoD) and a high thermal range (heat and cold tolerances), all contained in one integrated indoor/outdoor rated cabinet.

Plan of Operations

Our plan of operations is primarily focused on using the proceeds of a recently completed public equity offering to finalize development of our NV14 product line and to bring our products to market. The public equity offering was qualified by the SEC, pursuant to Regulation A, on March 26, 2019 and the Company successfully closed the offering on May 9, 2019, resulting in gross proceeds to the Company of $3,500,000. We intend to use the proceeds from the offering to fund the marketing, production and distribution of our products, which recently commenced through a group of wholesale customers in California, as well as to provide additional working capital for other corporate purposes.

Results of Operations

Nine Month Period Ended March 31, 2019

The following discussion pertains to our expenses for the nine month period ended March 31, 2019, as reported in our financial statements and notes thereto as shown in the Index to Financial Statements on page 5.

General and Administrative Expense - General and administrative expenses for the nine month period ended March 31, 2019 were $432,072.  Such expenses reflected the overhead costs that we incurred in implementing our initial business plans for the marketing and production of our products as well as in completing two private equity offerings and pursuing a public equity offering which closed in early May 2019. Included in this amount is non-cash stock compensation expense of $87,675.

Research and Development Expense - Research and development expense for the nine month period ended March 31, 2019 were $175,168, and largely consisted of payments made to consultants to perform technical research for the Company in the area of product development.

Interest Expense - Interest expense for the nine month period ended March 31, 2019 was $10,911, reflecting interest that was accrued on the Company’s long-term convertible notes payable which were sourced from various investors beginning in May 2018.

Net Loss - Net loss for the nine month period ended March 31, 2019 was $618,151, representing the aggregate of the three expense categories indicated above. The Company has not recognized any income tax benefit for this initial loss due to the uncertainty of its ultimate realization.

Liquidity and Capital Resources

Operating activities.  Net cash used in operating activities for the nine month period ended March 31, 2019 was $1,021,789.  Slightly more than one half of this amount reflected the overhead costs that we incurred in implementing our initial business plans for the marketing and production of our products as well as in completing two private equity offerings and pursuing a public equity offering.  The remainder included the cost of batteries and inverters that we acquired as inventory for future production.

Financing activities.  Net cash provided by financing activities for the nine month period ended March 31, 2019 was a total of $1,470,000. This amount reflected our closings of two private equity offerings during this period resulting in proceeds to the Company in the amounts of $720,000 and $750,000, respectively. The first private equity offering commenced in June 2018 and investor contributions of $30,000 were received prior to June 30, 2018, with the remainder being received in July 2018 for a total of $750,000.

We completed a private offering of our common stock in July 2018 that raised equity capital in the total amount of $750,000 and we completed a second private placement offering in December 2018 that raised an additional $750,000 of equity capital for our near-term funding needs.  On May 9, 2019, we closed a public equity offering, pursuant to Regulation A, resulting in gross proceeds to the Company of $3,500,000. We believe the net proceeds of this offering, together with our cash and cash equivalents, will be sufficient to meet our cash, operational and liquidity requirements for at least 12 months. We recently began selling and installing our proprietary Energy Storage System units through wholesale customers in Southern California, however, we are not currently generating a substantial level of revenue from our ESS business.

Until such time that we are able to generate sufficient operating cash flow from operations, if ever, we expect to finance our operating activities through a combination of equity offerings and debt financings and we may seek to raise additional capital through strategic collaborations. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our operations. Failure to receive additional funding could cause us to cease operations, in part or in full. Furthermore, even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital due to favorable market conditions or strategic considerations, which may cause dilution to our existing and future stockholders.

NEOVOLTA INC.

Balance Sheets

	March 31,	June 30,
	2019	2018
	(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$503,281	$55,070
Inventory of batteries and inverters	651,286	-
Total current assets	1,154,567	55,070

Total assets	$1,154,567	$55,070

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable - others	$164,924	$-
Accounts payable - related parties	-	18,812
Accrued interest payable	12,607	1,696
Other accrued liabilities	2,960	-
Total current liabilities	180,491	20,508

Convertible notes payable	104,688	104,698
Total liabilities	285,179	125,206

Stockholders' equity (deficit):
Common stock, $0.001 par value, 100,000,000 shares authorized, 4,900,003 and 260,000 shares issued and outstanding	4,900	260
Additional paid-in capital	1,584,430	31,395
Accumulated deficit	(719,942)	(101,791)
Total stockholders' equity (deficit)	869,388	(70,136)

Total liabilities and stockholders' equity (deficit)	$1,154,567	$55,070

See Accompanying Notes to Financial Statements.

NEOVOLTA INC.

Statement of Operations

Nine Months Ended March 31, 2019

(Unaudited)

Operating expenses:
General and administrative	$432,072
Research and development	175,168
Total operating expenses	607,240

Other income (expense):
Interest expense	(10,911)

Net loss	$(618,151)

Weighted average shares outstanding - basic and diluted	2,682,775

Net loss per share	$(0.23)

See Accompanying Notes to Financial Statements.

NEOVOLTA INC.

Statement of Stockholders' Equity (Deficit)

Nine Months Ended March 31, 2019

(Unaudited)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity

Balance at June 30, 2018	260,000	$260	$31,395	$(101,791)	$(70,136)

Issuance of common stock	2,440,003	2,440	1,467,560	-	1,470,000

Stock compensation expense	2,200,000	2,200	85,475	-	87,675

Net loss	-	-	-	(618,151)	(618,151)

Balance at March 31, 2019	4,900,003	$4,900	$1,584,430	$(719,942)	$869,388

See Accompanying Notes to Financial Statements.

NEOVOLTA INC.

Statement of Cash Flows

Nine Months Ended March 31, 2019

(Unaudited)

Cash flows from operating activities:
Net loss	$(618,151)
Adjustments to reconcile net loss to net
cash provided by (used in) operations:
Stock compensation expense	87,675
Changes in current assets and liabilities
Inventory of batteries and inverters	(651,286)
Accounts payable	146,112
Accrued expenses	13,861
Net cash flows used in operating activities	(1,021,789)

Cash flows from financing activities:
Issuance of common stock	1,470,000
Net cash flows from financing activities	1,470,000

Net increase in cash and cash equivalents	448,211

Cash and cash equivalents at beginning of period	55,070

Cash and cash equivalents at end of period	$503,281

Supplemental disclosures of cash flow information
Cash paid for interest	$-
Cash paid for income taxes	-

See Accompanying Notes to Financial Statements.

NEOVOLTA INC.

Notes to Unaudited Financial Statements

March 31, 2019

(1)

Business and Summary of Significant Accounting Policies

Description of Business - NeoVolta Inc. (“we”, “our” or the "Company") is a Nevada corporation, which was formed on March 5, 2018. The Company is a designer, seller and manufacturer of Energy Storage Systems (ESS) which can store and use energy via batteries and an inverter at residential sites. The Company completed a public offering of shares of its common stock pursuant to Regulation A on May 9, 2019 (see Note 6), and recently began selling and installing its proprietary ESS units through wholesale customers, primarily in California.

Basis of Presentation - The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). The Company’s fiscal year end will be June 30. Accordingly, such interim financial statements do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete annual financial statements. The information furnished reflects all adjustments, consisting only of normal recurring items which are, in the opinion of management, necessary in order to make the financial statements not misleading. The balance sheet as of June 30, 2018 has been derived from the Company’s inception to June 30, 2018 financial statements that were audited by an independent registered public accounting firm but does not include all of the information and footnotes required for complete annual financial statements. The unaudited financial statements included in this report should be read in conjunction with the financial statements and the notes thereto included in the Form 1-A for the period from March 5, 2018 (inception) to December 31, 2018 filed by the Company with the SEC on January 29, 2019.

Cash and Cash Equivalents - The Company considers all highly liquid accounts with original maturities of three months or less at the date of acquisition to be cash equivalents. Periodically, the Company may carry cash balances at financial institutions in excess of the federally insured limit of $250,000. The amount in excess of the FDIC insurance at March 31, 2019 was $253,281.

Inventory - Inventory as of March 31, 2019 consists of batteries and inverters purchased from Asian suppliers and delivered to a location near the Company’s offices, for assembly into ESS units. Inventory is stated at the lower of cost or market.

Income Taxes - The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of reported assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of Accounting Standards Codification (“ASC”) 740-10 which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on its tax return. The Company evaluates and records any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon examination and ultimate settlement with the tax authorities in the tax jurisdictions in which it operates.

Beneficial Conversion Feature - The Company has issued convertible notes that have conversion prices that create an embedded beneficial conversion feature on the issuance date. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible into is in excess of the remaining unallocated proceeds of the note after first considering the allocation of a portion of the note proceeds to the fair value of any attached equity instruments, if any related equity instruments were granted with the debt. The Company estimated the fair value of its common stock on the dates issued. The intrinsic value of the beneficial conversion feature, if any, is recorded as a debt discount and amortized to interest expense over the life of the note.

Stock Compensation Expense - Employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period.  Share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value.

Loss Per Common Share - Basic loss per common share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.  As of March 31, 2019, the Company had outstanding common stock equivalents in the amount 16,617,142 shares.

Recent Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which will replace numerous requirements in U.S. GAAP, including industry-specific requirements, and provide companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact that this standard will have on its financial statements at the time the Company starts to generate revenue or enters into other contractual arrangements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. For public companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company currently has no outstanding leases, however, it is evaluating the impact that this standard could have on its financial statements.

Research and Development Costs - Research and development costs are expensed as incurred.

Use of Estimates - Management has made a number of estimates and assumptions in preparing these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Related Parties - The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that it might be prevented from fully pursuing its own separate interests is also a related party.

(2)

Going Concern

These financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain continued financial support from its stockholders, necessary equity financing to continue operations and the attainment of profitable operations. As of March 31, 2019, the Company has incurred an accumulated deficit of $719,942, and had not yet generated any revenue from operations.

Additionally, management anticipates that its cash on hand as of that date plus the additional cash that would be generated from a proposed public equity offering, which closed in early May 2019, will be sufficient to fund its planned operations into but not beyond the near term. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company may seek additional funding through a combination of equity offerings, debt financings, third-party funding, collaborations, strategic alliances and licensing arrangements or a combination thereof. Management cannot be certain that such events can be achieved.

(3)

Convertible Notes Payable

On various dates beginning in May 2018, the Company entered into six unsecured convertible notes payable for aggregate proceeds of $104,688. Each note bears interest at 12% per annum and both principal and accrued interest are due at maturity five years from the date of issuance. These notes are convertible at any time, at the option of the holder, into shares of the Company’s common stock at a conversion price of $0.0063 per share. The Company performed an analysis to determine whether there was a beneficial conversion feature and noted none.

Upon a successful completion of an initial public offering (“IPO”) of the Company’s securities, the notes will be automatically converted into shares of the Company’s common stock at the conversion price, provided that no holder of these notes will be permitted to convert such notes to the extent that the holder or any of its affiliates would beneficially own in excess of 4.99% of the Company’s common stock after such conversion (see Note 6).

As of March 31, 2019, future maturities of these notes payable are as follows:

Year ended March 31, 2020	$-
Year ended March 31, 2021	-
Year ended March 31, 2022	-
Year ended March 31, 2023	-
Year ended March 31, 2024	104,688
$104,688

(4)

Equity

Common Stock - In July 2018, the Company completed a private placement offering of shares of its common stock to a group of accredited investors. This offering was for a total of 1,500,000 shares (of which 60,000 shares were issued prior to July 1, 2018) at an offering price of $0.50 per share resulting in gross proceeds to the Company of $750,000 (of which $30,000 was received prior to July 1, 2018). The subscription agreement includes, among other things, certain “lockup” provisions in the event of a successful IPO of the Company’s securities (see Note 6).

In December 2018, the Company completed a second private placement offering of shares of common stock to a group of accredited investors. This offering was for a total of 1,000,003 shares at an offering price of $0.75 per share resulting in gross proceeds to the Company of $750,000. The subscription agreement includes, among other things, certain “lockup” provisions in the event of a successful IPO of the Company’s securities (see Note 6).

Stock Compensation Expense - In June 2018, the Company awarded a total of 2,100,000 shares of common stock to two executive officers and a consultant. The Company valued the stock awards at a total amount of $13,200, based on the $0.0063 per share conversion price of the convertible notes payable (see Note 3).  Per the original vesting milestones, $525 of the value was initially amortized to stock compensation expense as of June 30, 2018. Effective December 31, 2018, the Company’s Board of Directors determined that the originally intended milestones associated with the awarding of these shares had been fully satisfied. Accordingly, the Company issued those shares to the recipients as of December 31, 2018. In conjunction with that issuance, the Company recorded the remaining unamortized cost of such awards as stock compensation expense in the amount $12,675 as of December 31, 2018.

In December 2018, the Company also issued 100,000 shares of common stock to an attorney for legal services. The Company recorded a charge to stock compensation expense for these shares in the amount $75,000, based on the same offering price of $0.75 per share, as was used in the second private placement offering, which was completed simultaneously with that issuance.

In February 2019, the Company’s Board of Directors approved the establishment of a new 2019 Stock Option Plan with an authorization for the issuance of up to 2,500,000 shares of common stock. The Plan is designed to provide for future discretionary grants of stock options, stock awards and stock unit awards to key employees and non-employee directors.

(5)

Related Parties

From time to time, the Company may enter into transactions with related parties in the ordinary course of business. As of June 30, 2018, the Company had accrued liabilities to its two officers for monthly consulting services in the amount of $18,812. During the nine months ended March 31, 2019, the $18,812 accrued liabilities were repaid. As of March 31, 2019, the Company had no accrued liabilities to its two officers for monthly consulting services.

(6)

Subsequent Events

On May 9, 2019, the Company completed a public offering of shares of its common stock pursuant to Regulation A. This offering was for a total of 3,500,000 shares at an offering price of $1.00 per share resulting in gross proceeds to the Company of $3,500,000. In conjunction with the closing of the public offering, holders of the Company’s convertible notes payable in the principal amount of $17,572, plus an additional accrued interest amount of $2,094, automatically converted their notes into 3,121,525 shares of common stock, taking into consideration the shareholder ownership limitations under the terms of the convertible notes payable (see Note 3).

Effective May 19, 2019, the holders of the convertible notes payable agreed to prospectively amend the terms of the remaining balance of their notes to reduce the interest rate from 12% per annum to 3.99% per annum and to change the interest accrual method from a compound to a simple basis (see Note 3).

(b)

Amendments to Convertible Notes Payable

Effective May 19, 2019, the holders of the Company’s convertible notes payable, in the original principal amount of $104,688, agreed to prospectively amend certain terms of those notes, following the Company’s successful public offering of shares of its common stock pursuant to Regulation A. In conjunction with the closing of the public offering on May 9, 2019, holders of the convertible notes payable in the principal amount of $17,572, plus an additional accrued interest amount of $2,094, automatically converted their notes into 3,121,525 shares of the Company’s common stock. This conversion resulted in the full repayment of the notes payable owed to two such note holders and left the four remaining note holders with a total outstanding principal balance of $87,116. Under the terms of an agreement reached with these four note holders on May 19, 2019, the interest to be accrued on their notes, beginning on that date, was reduced from a rate of 12% per annum to 3.99% per annum and the interest accrual method was changed from a compound to a simple basis.

(c)

Relocation of Principal Executive Office

Effective June 1, 2019, the Company relocated its principal executive office to the following address:

NeoVolta Inc.

13370 Kirkham Way

Poway, CA 92064

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVOLTA INC.

/s/ Steve Bond
Steve Bond
Chief Financial Officer

June 7, 2019